September 9, 2010	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on July 21, 2010 concerning Post-Effective Amendment (“PEA”) No. 74 to the Registration Statement on Form N-1A of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 1, 2010, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in PEA No. 74.

Please note that, at the time the SEC staff provided its comments, a final decision had not been made regarding whether to commence the offering described in PEA No. 74, and, therefore, as previously discussed with the staff, the Trust did not respond to the staff’s comments immediately.  However, it is currently anticipated that the Trust will commence the offering on or about October 1, 2010.  Accordingly, on behalf of the Trust, we are submitting these comment responses for the staff’s review.

PROSPECTUS

1.
In response to a comment provided regarding PEA No. 72 to expand on what constitutes a stratified sample approach, the Trust referred to its description of the sampling technique in the section “More information on strategies, risk and benchmarks” on page 11 of the prospectus.  Please be more specific in identifying “sampling technique” as “stratified sample approach” in the section “More information on strategies, risks and benchmarks.”

The Trust has revised the disclosure to be more specific in identifying “sample technique” as “stratified sample approach.”

Mr. Sonny Oh
September 9, 2010

2.
In response to a comment provided regarding PEA No. 72 to add Portfolio Turnover Risk as a principal risk to the summary section for each Portfolio, the Trust stated that Portfolio Turnover Risk was not added as a principal risk in the summary sections because “it is not anticipated that either Portfolio will have a high portfolio turnover.”  Please be aware that Portfolio Turnover Risk is listed as a principal risk in the section “More information on strategies, risks and benchmarks” on page 17 of the prospectus.

The Trust has removed Portfolio Turnover Risk from the section “More information on strategies, risks and benchmarks – Risks” on page 17 of the prospectus.  The Trust also has removed the reference to Portfolio Turnover from the section “More information on strategies, risks and benchmarks – Additional Strategies” on page 14 of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (the “SAI”)

In response to a comment provided regarding PEA No. 72 to “disclose the basis for how advisory fees are calculated (i.e., fee percentage),” the Trust stated that this information is currently disclosed on page 19 of the prospectus.  However, the disclosure on page 19 of the prospectus refers only to how the investment management fees are calculated and does not include information with respect to fees paid to investment sub-advisers of the Trust.  Please note that for purposes of Form N-1A, the term “investment adviser” encompasses both the investment manager and investment sub-advisers.  See, e.g., Item 10(a)(1)(ii).  Please disclose the basis for how the sub-advisory fees are calculated as required by Item 19(a)(3).

The Trust disagrees that Item 19(a)(3) of Form N-1A requires the Trust to disclose the fee percentages payable to the investment sub-adviser (the “Adviser”) that will provide services to the Portfolios.  Item 19(a)(3) requires, in pertinent part, that funds disclose the “method of calculating the advisory fee payable by the Fund” and the “total dollar amounts that the Fund paid to the adviser” (emphasis added).  The fees payable to the Portfolios’ Adviser are not payable by the Portfolios, but rather by the Portfolios’ Manager pursuant to an Investment Advisory Agreement between the Manager and the Adviser (the “Agreement”).1  The Trust is not a party to this Agreement and is not obligated under the Agreement to make any payments to the Adviser.  Accordingly, the Trust has not included disclosure regarding the fee payable to the Adviser by the Manager.  However, in response to the staff’s comment, the Trust has clarified the disclosure on page 50 of the SAI to state as follows:

The Adviser is paid a fee by the Manager (not the Portfolios).  Because the Portfolios are new and had no operations prior to the date of this SAI, no information regarding the dollar amount of the fees paid by the Manager to the Adviser pursuant to the Advisory Agreement is available at this time.

1           PEA No. 74 explicitly discloses that the Adviser’s fee is paid by the Manager.  See page 19 of the Portfolios’ prospectus.

Mr. Sonny Oh
September 9, 2010

The Trust does not believe that any further disclosure is required by Item 19(a)(3).

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Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
Sarah E. Connolly, Esq.
K&L Gates LLP